EXHIBIT 2
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                                  ANNOUNCEMENT

                              WPP GROUP PLC ("WPP")


WPP was notified on 1 July 2003 of a grant of Restricted WPP Stock to the Group Chief Executive, Sir Martin Sorrell as referred to in the Company's Annual Report and Accounts for 2002. The grant comprises 178,036 restricted shares.

Sir Martin Sorrell has an interest in 13,751,925 shares representing 1.17% of the issued share capital of WPP.


2 July  2003


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